VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005
MICHAEL J. MURPHY ATTORNEY AT LAW +1 (312) 609-7738 mmurphy@vedderprice.com	CHICAGO — NEWYORK — WASHINGTON, DC — LONDON

March 1, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management, Room 5001

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Mary Cole

Re:	Aston Funds (the “Registrant” or the “Trust”)
1933 Act. No. 333-186289
1940 Act No. 811-8004
Registration Statement on Form N-14

Dear Ms. Cole:

On January 30, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form N-14 (the “Registration Statement”) relating to the issuance of Class N and Class I shares of the ASTON/LMCG Small Cap Growth Fund (formerly, ASTON Small Cap Growth Fund) (the “Acquiring Fund”), a series of the Trust, in connection with the reorganization of ASTON Small Cap Fund (formerly, ASTON/Veredus Small Cap Growth Fund) (the “Target Fund”), a series of the Trust, into the Acquiring Fund. You provided comments on the Registration Statement to Vedder Price P.C. by telephone on February 13, 2013. The following sets forth those comments and the Trust’s responses to them. The Acquiring Fund and the Target Fund are referred to herein each as a “Fund” and collectively as the “Funds.” All references are to the Proxy Statement/Prospectus and Statement of Additional Information included in the Registration Statement filed with the Commission on January 30, 2013.

1. Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

United States Securities and Exchange Commission

March 1, 2013

2. Comment: In the Answer to the Question “Why has the reorganization been proposed for the Target Fund?” in the Q&A Section, please revise the second sentence to refer to the Acquiring Fund’s higher gross operating expenses and the term of the Acquiring Fund’s expense limitation agreement.

Response: Registrant has revised the disclosure as requested.

3. Comment: In the Answer to the Question “How do total operating expenses compare between the two Funds?” in the Q&A Section, please delete the reference to the Acquiring Fund’s larger asset size in the second sentence and add the term of the Acquiring Fund’s expense limitation agreement.

Response: Registrant has revised the disclosure as requested.

4. Comment: Please explain what the phrase “intention to close the investment strategy” means in reference to the Target Fund in the Background Section.

Response: For the information of the staff, during the fourth quarter, Todd-Veredus Asset Management LLC (“Todd-Veredus”), notified the Adviser of its decision to terminate the sub-investment advisory agreement for the Target Fund between Todd-Veredus and Aston in conjunction with its decision to close the former Veredus side of its business, which was responsible for providing the growth investment strategy used for the Fund.

5. Comment: Please revise the last sentence of the Background Section to make the same disclosure changes made in response to Comment 2 above.

Response: Registrant has revised the disclosure as requested.

6. Comment: In the lead-in paragraph to the Annual Fund Operating Expenses Table, please revise the disclosure to state that the Reorganization is assumed to have occurred on November 1, 2011 (i.e., the first day of the most recently completed fiscal period).

Response: Registrant has revised the disclosure in response to the staff’s comment.

7. Comment: In the Capitalization Table, please include the adjustments disclosed in footnote (a) as line item adjustments in the table rather than as footnotes.

United States Securities and Exchange Commission

March 1, 2013

Response: For the information of the staff, Registrant believes that no line item adjustments are necessary and that footnote disclosure is appropriate because each Fund is expected to operate above its respective contractual expense caps. Accordingly, each Fund will be reimbursed by the Adviser for its direct expenses related to the Reorganization. Registrant has revised footnote (a) to provide further clarification in response to the staff’s comment.

8. Comment: In Appendix A to the Statement of Additional Information, please add “Unaudited” to the heading “Pro Forma Financial Information.”

Response: Registrant has added the requested disclosure.

9. Comment: Please revise the disclosure in the Unaudited Pro Forma Financial Information Section to state that the Reorganization was assumed to have occurred on November 1, 2011 (i.e., the first day of the most recently completed fiscal period) in (i) the lead-in paragraph, (ii) Note 1—Reorganization and (iii) Note 3—Pro Forma Adjustments.

Response: Registrant has revised the disclosure in response to the staff’s comment.

10. Comment: In Note 2 of the Unaudited Pro Forma Financial Information Section, in the first sentence, add “tax-free” in front of the second reference to a reorganization to clarify that proposed transaction will be a tax-free reorganization for federal income tax purposes.

Response: Registrant has added the requested disclosure.

11. Comment: In Note 3 of the Unaudited Pro Forma Financial Information Section, please include disclosure regarding whether there will be any changes in material agreements as a result of the Reorganization.

Response: Registrant has added the requested disclosure.

12. Comment: In the Unaudited Pro Forma Financial Information Section, please add the FAS 157 and FAS 161 disclosures.

Response: For the information of the staff, Registrant believes FAS 161 disclosure is not applicable to the Funds because neither Fund employs the use of derivatives as a part of its investment strategy. Registrant has revised the Unaudited Pro Forma Financial Information Section in response to the staff’s comment to include the FAS 157 disclosure.

*    *    *    *    *

United States Securities and Exchange Commission

March 1, 2013

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7738.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy

MJM

cc:	Gerald Dillenburg
Deborah Bielicke Eades

Appendix A

ASTON/LMCG SMALL CAP GROWTH FUND–

SURVIVING FUND ANALYSIS

Aston Asset Management, LP (“Aston” or the “Adviser”), ASTON/LMCG Small Cap Growth Fund (the “Acquiring Fund”) and ASTON Small Cap Fund (the “Target Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization for the reasons discussed below.1 The Acquiring Fund and the Target Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers; Portfolio Management

Aston has been the Adviser of each Fund since its inception. Lee Munder Capital Group, LLC (“LMCG”) has served as subadviser to the Acquiring Fund since February 17, 2012. Andrew Morey has served as the portfolio manager of the Acquiring Fund since its inception on November 3, 2010.

The combined fund, like the Acquiring Fund, will be managed by LMCG and Andrew Morey will serve as portfolio manager. Although LMCG became subadviser to the Target Fund as of January 31, 2013, another firm served as subadviser from the inception of the Target Fund on June 30, 1998 through January 31, 2013. This factor supports the conclusion that the Acquiring Fund should be the survivor because its performance history is the result of the same portfolio manager as that of the combined fund.

Expense Structures and Expense Ratios	The management fee rate and the 12b-1 fee and expense structures of the Funds are the same. However, the Funds have different fee waiver and expense reimbursement rates. The fee waiver and expense reimbursement rates of the combined fund will be the same as those of the Acquiring Fund.

Investment Objective, Policies and Restrictions	Although the Funds have substantially similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the combined fund will operate under the investment objective, policies and restrictions of the Acquiring Fund, and because of the longer tenure of the portfolio manager with respect to the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) SEC No Action Letter (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Appendix A – Page 1

Asset Size	Both Funds are relatively small funds in terms of asset size. As of February 28, 2013, the Acquiring Fund had approximately $9.06 million in assets and the Target Fund had approximately $22.15 million in assets.

In terms of the structure of the transaction, the Target Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Target Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. On balance, a majority of the NAST Factors indicate that the combined fund will more closely resemble the Acquiring Fund. Therefore, the Adviser and the Funds believe that the Acquiring Fund is the appropriate survivor of the reorganization.

Appendix A – Page 2

March 1, 2013

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Aston Funds (the “Registrant”)
Registration Statement on Form N-14
File Number: 811-8004

Dear Ms. Cole:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933 filed with the Commission on January 30, 2013.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aston Funds

By:	/s/ Gerald F. Dillenburg
Name:	Gerald F. Dillenburg
Title:	Senior Vice President, Secretary, Chief Operating Officer and Chief Compliance Officer